UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 9, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Theravance Biopharma, Inc.

File No. 1-36033 - CF#34161

Theravance Biopharma, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2016.

Based on representations by Theravance Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 10.1   through August 8, 2022

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                       Vanessa A. Countryman
                                       Secretary